Exhibit 99.1

FangDD is Powered by AI System With US$34.32 Million Assets Acquisition

SHENZHEN, China, September 30, 2025 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”) today announced that it had entered into an agreement to purchase certain assets relating to artificial intelligence technology from a British Virgin Islands company. The transaction is part of the Company’s continuous strategy to expand into technology-enabled real estate management.

The purchase price for the assets is US$34,320,000. Additionally, the seller is entitled to receive an earnout payment for each calendar year ending on December 31, 2025, December 31, 2026 and December 31, 2027 at an amount equal to (a) the increase of the total revenue of the Company in a given calendar year of 2025, 2026, and 2027, as compared to the prior calendar year, multiplied by (b) the ratio of 20%, 25% and 30%, respectively. The earnout payments shall be payable by the issuance of the Company’s Class A ordinary shares at a price per share equal to the average of the closing price of one (1) Company’s Class A ordinary share for the 30 consecutive trading days immediately preceding the payment date.

The Company will have three months to raise funds for the purchase and complete the transaction. If the transaction does not close by December 29, 2025, the Company may terminate the agreement by providing written notice, without incurring liability to the seller. The purchase agreement contains representations, warranties and other provisions customary for transactions of this nature. The foregoing description of the agreement is qualified in its entirety by reference to its full text, which will be furnished to the U.S. Securities and Exchange Commission on a current report on Form 6-K.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li
Director, Capital Markets Department
Phone: +86-0755-2699-8968
E-mail: ir@fangdd.com